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AB 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 S. ORANGE AVENUE
(No. and Street)

ORLANDO (City) FL (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY J. SENEFF 407-650-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

200 S. ORANGE AVENUE, SUITE 2050 (Address) ORLANDO (City) FL (State) 32801 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

OATH OR AFFIRMATION

I, TIMOTHY J. SENEFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNL SECURITIES CORP., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tim Seneff

Signature

TIMOTHY J. SENEFF, CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	CNL SECURITIES CORP.	as of December 31, 2009

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 4,227,014	3480
2. Deduct ownership equity not allowable for Net Capital			-	3490
3. Total ownership equity qualified for Net Capital			4,227,014	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computations of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			4,227,014	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Conditions (Notes B and C)	$1,333,067	3540		
B. Secured demand note deficiency	-	3590		
C. Commondity futures contracts and spot commodities- proprietary capital charges	-	3600		
D. Other deductions and/or charges	-	3610	(1,333,067)	3620
7. Other additions and/or allowable credits (List)			-	3630
8. Net capital before haircuts on securities positions			$ 2,893,947	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$ -	3660		
B. Subordinated securities borrowings.	-	3670		
C. Trading and investment securities:				
1. Exempted securities.	-	3735		
2. Debt securities	-	3733		
3. Options	-	3730		
4. Other securities	(4,460)	3734		
D. Undue Concentration	-	3650		
E. Other (List)	-	3736	(4,460)	3740
10. Net Capital			$ 2,889,487	3750

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CNL SECURITIES CORP. as of December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% Of Line 19)			$	245,761	3756
12 Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requiremen of subsidiaries computed in accordance with Note (A)			$	25,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	245,761	3760
14. Excess net capital (line 10 less 13)			$	2,643,726	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	2,520,846	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	3,686,407	3790
17. Add:					
A. Drafts for immediate credit	$ -	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810			
C. Other unrecorded amounts (List)	$ -	3820	$	-	3830
19. Total aggregate indebtedness			$	3,686,407	3840
20. Percentage of aggregate indebtedness to net capital (line 19 -:- by line 10)				128%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				0.00%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debts	$	-	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	3880
24. Net capital requirement (greater of line 22 or 23)	$	-	3760
25. Excess net capital (line 10 less 24)	$	-	3910
26. Net capital in excess of: 5% of combined aggregate debt items of $ 120,000.	$	-	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondents should provide a list of material non-allowable assets.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

GRANT THORNTON LLP

70

ADDRESS Number and Street	City	State	Zip Code
200 SOUTH ORANGE AVENUE STE 2050	ORLANDO	FL	32801
71	72	73	74

Check One

(x) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE. . . . FOR SEC USE ONLY

WORK LOCATIONS	WORK LOCATIONS MM/DD/YY	DOC. SEC. NO.	CARD			
50	51	52	53			

Grant Thornton

Financial Statements, Supplemental Information and Report of Independent Certified Public Accountants

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

December 31, 2009

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Table of Contents

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410

T 407.481.5100
F 407.481.5190
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
CNL Securities Corp.:

We have audited the accompanying statement of financial condition of **CNL Securities Corp.** (a Florida corporation and wholly-owned subsidiary of CNL Capital Markets, Inc.) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Securities Corp., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Orlando, Florida
February 24, 2010

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Financial Condition (*in thousands, except share data*)
December 31, 2009

Assets	
Cash	$ 6,154
Accounts receivable – related parties	1,217
Prepaid expenses and other assets	187
Property and equipment – net	325
Marketable securities	30
Total assets	$ 7,913
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 531
Commissions payable to brokers or dealers	716
Due to parent	459
Deferred compensation	1,730
Deferred rent	250
Total liabilities	3,686
Commitments and Contingencies (Notes G and I)	
Stockholder's equity:	
Common stock – 100 shares authorized; par value $1.00 per share; 100 shares issued and outstanding	-
Additional paid-in capital	58,665
Accumulated deficit	(54,438)
Total stockholder's equity	4,227
Total liabilities and stockholder's equity	$ 7,913

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Operations ***(in thousands)***
For the Year Ended December 31, 2009

Revenue:	
Commissions and fees	$ 58,675
Interest and investment income	15
Total revenues	58,690
Expenses:	
Commissions and sales expenses	55,223
Salaries and benefits	8,285
General and administrative expenses	2,910
Total operating expenses	66,418
Net loss	$ (7,728)

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Changes in Stockholder's Equity (*in thousands*)
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2008	$ -	$52,115	$(45,997)	$ 6,118
Net loss	-	-	(7,728)	(7,728)
Capital contributions from parent	-	6,550	-	6,550
Distributions to parent	-	-	(713)	(713)
Balance, December 31, 2009	$ -	$58,665	$(54,438)	$ 4,227

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Statement of Cash Flows (*in thousands*)
For the year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$(7,728)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation and amortization	185
Amortization of deferred rent	33
Loss on disposal of fixed assets	21
Investment losses	7
Changes in operating assets and liabilities:	
Accounts receivable – related parties	110
Prepaid expenses and other assets	(12)
Accounts payable and accrued liabilities	(735)
Commissions payable to brokers or dealers	154
Due to parent	(293)
Deferred compensation	789
Net cash used in operating activities	(7,469)
Cash flows from investing activities:	
Purchases of property and equipment	(116)
Net cash used in investing activities	(116)
Cash flows from financing activities:	
Capital contributions from parent	6,550
Distributions to parent	(713)
Net cash provided by financing activities	5,837
Net decrease in cash	(1,748)
Cash at beginning of year	7,902
Cash at end of year	$ 6,154

The accompanying notes are an integral part of this financial statement.

Note A – Organization and Summary of Significant Accounting Policies

Organization and Business Activity:

CNL Securities Corp. (the Company) is a Florida Corporation and wholly-owned subsidiary of CNL Capital Markets, Inc. (CCM). CCM is an indirect wholly-owned subsidiary of CNL Financial Group, Inc. (CFG), which is a wholly-owned subsidiary of CFG I, Inc. (CFG I). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as broker-dealer for the sale of various shares of unlisted real estate investment trust (REIT) stock and limited liability company (LLC) units. Commissions and fees are generated from the sale of these shares and units. The Company's operations are based in Orlando, Florida.

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to broker-dealers in the securities industry in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amount of accounts receivable, accounts payable and accrued liabilities, commissions payable to brokers or dealers and due to parent approximate fair value because of the short-term maturity of these items.

Revenue Recognition:

Commissions and fees and related expenses from the sale of various shares of unlisted REITs and LLC units are recognized as revenue and expense when earned and are recorded on the date the investor is admitted as a limited partner or stockholder.

Accounts Receivable:

The Company regularly evaluates all accounts receivable and estimated losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific receivables. If management believes an amount will not be collected, it is charged to expense. As of December 31, 2009, all amounts were considered collectible and no allowance was deemed necessary.

Marketable Securities:

Marketable securities consist of equity investments that are treated as trading securities. Marketable securities are carried at fair value, with changes in fair value recorded in interest and investment income on the accompanying statement of operations.

Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are recorded as property and equipment while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Gain or loss on retirement or disposal of an individual asset is recorded as income or expense. Depreciation is computed using the straight-line method over the following estimated lives:

	Years
Office furnishings, fixtures and equipment	5-15
Computer software and hardware	3-5
Leasehold improvements	Shorter of life of the lease or life of the asset

Income Taxes:

Effective January 1, 2007, CFG I elected to be treated for tax purposes as a subchapter S corporation under the Internal Revenue Code (IRC). In conjunction with this election, the Company became a qualified subchapter S subsidiary and, therefore, is a disregarded entity. Accordingly, the income or loss is included in the tax filing of CFG I and the accompanying statement of operations does not include a provision for federal income taxes or state income taxes in states that recognize the subchapter S corporation election. Income or loss is generally included in the stockholder's personal tax returns. No formal tax sharing agreement exists.

The Company accounts for income taxes under standards that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements as a reduction to income tax expense and related income tax liabilities. As of December 31, 2009, the Company recorded no liability for uncertain tax positions. Prior to the S corporation elections, the Company filed income tax returns in many states. The statute of limitations for examinations of these filings will generally lapse in the next two years.

Notes to Financial Statements (*in thousands*)

Recently Issued Accounting Pronouncements:

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162* (the "Codification"). The Codification reorganized existing U.S. accounting and reporting standards issued by the FASB and other related private sector standard setters into a single source of authoritative accounting principles arranged by topic. The codification supersedes all existing U.S. accounting standards; all other accounting literature not included in the Codification (other than Securities and Exchange Commission guidance for publicly-traded companies) is considered non-authoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification changed the Company's references to U.S. GAAP accounting standards but did not impact the Company's financial position or results of operations.

In May 2009, the FASB issued ASC 855-10, *Subsequent Events*. ASC 855-10 is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for the date – that is, whether the date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The Company evaluated all subsequent events through February 24, 2010, the date that the accompanying financial statements were issued. The adoption of ASC 855-10 had no impact on the Company's financial statements.

Note B - Related Party Transactions

Investment Partnerships and REITs:

The Company's activities as a broker-dealer relate primarily to certain LLCs and unlisted REITs. Two officers of CFG and the Company, along with CFG, serve as the managing member of these investment LLCs. In addition, certain officers of CFG and affiliates of the Company are also officers and directors of various REITs.

Transactions with Affiliated Companies:

The Company earned commissions and fees from related entities for the year ended December 31, 2009 of $58,532. At December 31, 2009, the Company had commissions and fees due from related investment LLCs and REITs totaling $1,217. At December 31, 2009, the Company had $459 due to CFG for amounts paid by CFG on behalf of the Company in excess of payments made.

The Company provides marketing and investor services to the related partnerships, unlisted REITs and related companies for which it receives fees. For the year ended December 31, 2009, such fees amounted to $143 and are included in commissions and fees in the accompanying statement of operations.

Notes to Financial Statements (*in thousands*)

Subsidiaries of CFG provide marketing, administration, technology systems, human resources, accounting, tax and compliance services to the Company. Amounts paid for these services amounted to $1,171 for the year ended December 31, 2009 and are included in general and administrative expenses in the accompanying statement of operations.

See Note F for related party lease obligations.

Contribution of Capital:

Historically, the Company has sustained losses and has become dependent upon the willingness and ability of CCM to make capital contributions to fund the negative cash flows and/or meet the Company's net capital requirements. CCM contributed capital totaling $6,550 during the year ended December 31, 2009.

Note C – Property and Equipment

As of December 31, 2009, property and equipment consisted of the following:

Office furnishings, fixtures and equipment	$ 910
Computer software and hardware	1,329
Leasehold improvements	92
	2,331
Less: Accumulated depreciation and amortization	(2,006)
	$ 325

Depreciation and amortization expense amounted to $185 for the year ended December 31, 2009.

Note D – Deferred Compensation Obligations

The Company has entered into various agreements with specific Company employees. The employees are allocated a cash award or a stock award value of a specific dollar amount based on shares of certain related REITs and other related entities. Accrued benefits under these agreements continue to increase based on interest or dividends earned and increase or decrease with market value changes of the underlying stock, if applicable. Such benefits are payable under various terms and conditions and are subject to vesting schedules. Accrued benefits amounted to $1,730 at December 31, 2009.

Note E – Capital Requirements

The Company is subject to the rule 15c3-1 under the Securities Exchange Act of 1934. The rule provides that a broker or dealer in securities is required to maintain a minimum net capital of the greater of $25 or 6 2/3% of aggregate indebtedness. The net capital of the Company as of December 31, 2009 was $2,889 and 6 2/3% of aggregate indebtedness was $246.

Notes to Financial Statements (*in thousands*)

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2009, and is exempt from rule 15c3-3 under paragraph K(2)(i) because the Company does not carry securities accounts for customers or perform custodial functions for customer securities.

There were no material differences between the computation of net capital under rule 15c3-1 included in the unaudited FOCUS report and the audited computation of net capital.

Note F – Profit Sharing Plan

Employees of the Company are included in CNL Financial Group's defined contribution 401(k) plan (the Plan). The Plan is designed in accordance with the applicable sections of the Internal Revenue Code, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company upon completion of one month of service. Employees may elect to contribute up to a maximum of 90% of their salary under Internal Revenue Service regulations. The Company has a discretionary matching policy in which the Company generally matches 50% of the first 7% of each employee contribution for employees that have completed six months of service. For the year ended December 31, 2009, the Company's contribution, including administrative costs, amounted to $243, and is included in salaries and benefits in the accompanying statement of operations.

Note G – Obligations Under Operating Leases

Lease with Affiliated Companies:

The Company has been allocated a portion of a non-cancelable operating lease which contains an escalation clause for office space leased from a related party. The lease provides for minimum monthly payments through October 2021, currently allocated at $27 per month. Deferred rent expense represents the difference between rent paid and the total cost of the lease recognized on a straight-line basis over the remaining life of the lease. Rent expense, including amortization of deferred rent, relating to the Company's allocation of this lease agreement totaled $326 for the year ended December 31, 2009 and is included in general and administrative expenses in the accompanying statement of operations.

Notes to Financial Statements (*in thousands*)

The Company's allocation of future minimum lease payments as of December 31, 2009 is as follows:

Year ending December 31,	
2010	$ 299
2011	308
2012	317
2013	326
2014	336
Thereafter	2,583
	$4,169

Note H – Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, accounts receivable and commissions and fees.

The Company maintains cash balances at financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250. At various times throughout the year and at December 31, 2009, balances in these accounts exceeded the insured limits.

Concentrations of credit risk with respect to accounts receivable and commissions and fees relates to the Company's business activity being substantially all from the sale of securities of affiliated entities (see Note B).

Note I - Contingencies

From time to time, the Company is a party to various legal actions and regulatory inquiries arising in the ordinary course of its business. While the results of these matters cannot be predicted with certainty, management believes that the final outcome of such legal actions or regulatory inquiries will not have a material adverse effect on the Company's financial position.

Supplemental Information

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2009

Net Capital

Computation of net capital:	
Total ownership equity	$4,227,014
Nonallowable assets:	
Other receivables	820,611
Prepaid expenses and other assets	187,439
Property and equipment, net	325,017
Securities haircuts	4,460
Total	1,337,527
Net capital	$2,889,487
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness of $3,686,407)	$ 245,761
Minimum dollar amount	25,000
Net capital requirement	245,761
Excess net capital	2,643,726
Excess net capital at 1000%	2,520,846
Percent: Aggregate indebtedness to net capital	128%

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
200 S Orange Avenue, Suite 2050
Orlando, FL 32801-3410
T 407.481.5100
F 407.481.5190
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17-a-5

Board of Directors
CNL Securities Corp.:

In planning and performing our audit of the financial statements of **CNL Securities Corp.** (a wholly-owned subsidiary of CNL Capital Markets, Inc.) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Orlando, Florida
February 24, 2010

Grant Thornton

Financial Statements, Supplemental Information and Report of Independent Certified Public Accountants

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Capital Markets, Inc.)

United States
Securities and Exchange Commission
Washington, D.C.
Annual Audited Report
Form X-17A-5 Part III
Year Ended December 31, 2009